NextPlat Corp

400 Ansin Blvd, Suite A

Hallandale Beach, FL 33009

June 2, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Marion Graham

Re:	NextPlat Corp
Registration Statement on Form S-3
Registration No. 333-295602

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, NextPlat Corp, a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on June 4, 2026, or as soon thereafter as possible on such date.

Very truly yours,

NextPlat Corp

By:	/s/ David Phipps
Name:	David Phipps
Title:	Chief Executive Officer and President